Exhibit 16


                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                   OF SHAREHOLDERS OF ESC MEDICAL SYSTEMS LTD.

                           TO BE CONVENED JUNE 2, 1999

You are cordially invited to attend an extraordinary general shareholder's meeting of ESC shareholders to be convened on June 2, 1999 at the Hotel Intercontinental, 111 E. 48th Street, New York City at 10 A.M. EDT. Only shareholders of record on May 10, 1999, represented in person or by proxy at the meeting, will be entitled to vote at the meeting.

This meeting is being called by us, two of your company's largest shareholders (and our respective affiliated entities) with over 15% of ESC's outstanding shares, in order to vote on our proposals to remove all of the then-current directors from the Board of Directors of the Company (other than Thomas Hardy and Shimon Eckhouse) and to elect the following six directors: Aharon Dovrat, Philip Friedman, Darrell S. Rigel, M.D., S.A. Spencer, Mark H. Tabak and Professor Zehev Tadmor. Under Israeli corporate law, any two shareholders with over 10% ownership have the right to demand such a meeting, and the Board is obligated to convene it immediately. Instead of doing so in response to our demand of April 15, the Board recently set a meeting date of July 15 for our proposal-a full three months later. To add further insult, they included with that notice the notice of the regular annual meeting, proposed to be convened just one hour later, thereby making any vote in our meeting a mockery.

We cannot wait any longer and neither should you. Accordingly, given the Board's failure to act in a timely manner as we believe is required under Israeli law, we are exercising our right to convene the meeting ourselves, and have chosen June 2 as the date for the meeting with a record date of May 10.(1) We hope you will bring your executed proxy card with you and attend the meeting. But even if you do not, please execute the enclosed proxy card and send it to us in the enclosed postage-paid envelope so you will be represented at the meeting.


----------
          (1) Section 109(a) of the Israel Companies Ordinance (New Version), 1983 states, "Upon demand from [10% shareholders], the company's directors must . . . convene immediately a lawful extraordinary general meeting of the company; . . ." (Unofficial English translation, emphasis added.)
     Section 110(a) of the Israel Companies Ordinance (New Version), 1983 states, "If the directors do not duly convene the meeting within 21 days from the day on which the demand was made under section 109, [such shareholders] may convene the meeting themselves . . . ." (Unofficial
     English translation.)


                               Page 23 of 37 Pages

                           SEND MANAGEMENT A MESSAGE.
              VOTE NOW TO REPLACE A MAJORITY OF THE CURRENT BOARD.

For the reasons why we believe it is imperative to take action now, please read our enclosed letter and other proxy material.

                                   Sincerely,


   /s/ Arie Genger                               /s/  Barnard J. Gottstein

Trans-Resources, Inc.                         Barnard Jacob Gottstein TTEE


By: /s/ Arie Genger                               By: /s/ Bernard J. Gottstein
    ---------------------------                       --------------------------
    Arie Genger                                       Barnard J. Gottstein
    Chairman of the Board                             Trustee

Haifa Chemical Holdings Ltd.


By: /s/ Arie Genger
    ---------------------------
    Arie Genger
    Authorized Signatory

TPR Investment Associates, Inc.


By: /s/ Arie Genger
    ---------------------------
    Arie Genger
    President

May 10, 1999


                                        2


                               Page 24 of 37 Pages